                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K



(Mark One)

/X/ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended DECEMBER 31, 2003

                                       or

/ / Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                to
                               -------------       -------------



                           Commission File No. 1-3548




                    MINNESOTA POWER AND AFFILIATED COMPANIES
                   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN


                            (Full Title of the Plan)


                        ---------------------------------

                                  ALLETE, Inc.
                             30 West Superior Street
                          Duluth, Minnesota 55802-2093

                          (Name of issuer of securities
                          held pursuant to the Plan and
                          the address of its principal
                                executive office)

                       ---------------------------------

                                      INDEX


                                                                            PAGE

Report of Independent Registered Public Accounting Firm                       1

Statement of Net Assets Available for Benefits -
     December 31, 2003 and 2002                                               2

Statement of Changes in Net Assets Available for Benefits -
     Year Ended December 31, 2003                                             3

Notes to Financial Statements                                                 4

Supplemental Schedules

     Schedule I:   Schedule of Assets (Held at End of Year) -
                         December 31, 2003                                   11

     Schedule II:  Schedule of Reportable Transactions in
                         Excess of 5% of Fair Value of Plan Assets -
                         Year Ended December 31, 2003                        12

Signatures                                                                   13



Note: Other schedules required by 29 CFR 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.


                           ALLETE 2003 RSOP Form 11-K

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants and Administrator of the Minnesota Power and Affiliated Companies
Retirement Savings and Stock Ownership Plan


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule of Assets (Held at End of Year) - December 31, 2003 and Schedule of Reportable Transactions - Year Ended December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP


Minneapolis, Minnesota
May 28, 2004




                           ALLETE 2003 RSOP Form 11-K                          1


                    MINNESOTA POWER AND AFFILIATED COMPANIES
                   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                    Thousands


                                                           DECEMBER 31,
                                                     2003               2002
--------------------------------------------------------------------------------

ASSETS

     Investments
         Participant Funds                         $249,857           $194,160
         Unallocated Funds                          106,608             85,644
--------------------------------------------------------------------------------

                                                    356,465            279,804
--------------------------------------------------------------------------------

     Contributions Receivable
         Participant                                    337                291
         Employer                                       799                715
--------------------------------------------------------------------------------

                                                      1,136              1,006
--------------------------------------------------------------------------------

     Cash                                                 2                  3

--------------------------------------------------------------------------------

                                                    357,603            280,813
--------------------------------------------------------------------------------

LIABILITIES

     Accrued Interest                                 2,386              2,389

     Long-Term Debt                                  71,182             73,441
--------------------------------------------------------------------------------

                                                     73,568             75,830
--------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                  $284,035           $204,983
--------------------------------------------------------------------------------

        The accompanying notes are an integral part of these statements.


2                          ALLETE 2003 RSOP Form 11-K

                                         MINNESOTA POWER AND AFFILIATED COMPANIES
                                       RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                         Thousands

                                                                          YEAR ENDED DECEMBER 31, 2003
                                                              --------------------------------------------------
                                                              PARTICIPANT          UNALLOCATED
                                                                 FUNDS                FUNDS              TOTAL
----------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
     Dividend Income                                           $  5,957              $ 4,096           $ 10,053
     Interest Income                                                151                    -                151
     Net Appreciation in Fair Value of Investments               51,810               28,262             80,072
     Other                                                          282                    -                282
----------------------------------------------------------------------------------------------------------------
                                                                 58,200               32,358             90,558
----------------------------------------------------------------------------------------------------------------

CONTRIBUTIONS
     Participant                                                  7,239                    -              7,239
     Employer                                                         -                2,094              2,094
     Rollover                                                       183                    -                183
----------------------------------------------------------------------------------------------------------------
                                                                  7,422                2,094              9,516
----------------------------------------------------------------------------------------------------------------

DEDUCTIONS
     Participants' Withdrawals                                  (11,723)                   -            (11,723)
     Interest Expense                                                 -               (7,262)            (7,262)
     Administrative Expenses                                          -                  (80)               (80)
----------------------------------------------------------------------------------------------------------------
                                                                (11,723)              (7,342)           (19,065)
----------------------------------------------------------------------------------------------------------------

TRANSFERS AND ALLOCATIONS
     Transfers to Retirement Plans                               (1,957)                   -             (1,957)
     Allocations to Participants                                  3,394               (3,394)                 0
----------------------------------------------------------------------------------------------------------------
                                                                  1,437               (3,394)            (1,957)
----------------------------------------------------------------------------------------------------------------

NET INCREASE                                                     55,336               23,716             79,052

NET ASSETS AVAILABLE FOR BENEFITS

     Beginning of Year                                          194,053               10,930            204,983
----------------------------------------------------------------------------------------------------------------
     End of Year                                               $249,389              $34,646           $284,035
----------------------------------------------------------------------------------------------------------------

                                   The accompanying notes are an integral part of these statements.



                           ALLETE 2003 RSOP Form 11-K                          3

                    MINNESOTA POWER AND AFFILIATED COMPANIES
                   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN

The  Minnesota  Power and  Affiliated  Companies  Retirement  Savings  and Stock
Ownership Plan (RSOP or Plan) is a contributory defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and qualifies as an employee stock ownership plan and profit sharing plan. At December 31, 2003 there were 1,904 participants in the RSOP. Participating affiliated companies (collectively, the Companies) at December 31, 2003 included:

    - ALLETE,  Inc.  (ALLETE,  or Company)
    - Minnesota Power (an  operating  division  of  ALLETE)
    - Superior  Water,  Light and Power Company
    - Enventis Telecom, Inc.
    - MP Affiliate Resources, Inc.

The RSOP provides eligible employees of the Companies an opportunity to save for retirement by electing to make before-tax and after-tax contributions through payroll deduction, and directing the contributions into various 401(k) investment options. (See Participant Investment Options.) The RSOP also provides eligible employees of the Companies employee stock ownership benefits in ALLETE common stock (Common Stock).

BASIS OF PRESENTATION

Participant funds represent the participants' 401(k) investment funds and shares allocated to participants in the ALLETE RSOP Stock Fund. Unallocated funds represent unallocated shares in the ALLETE RSOP Stock Fund.

ADMINISTRATION

The Plan is administered for the Companies by the Employee Benefit Plans Committee (Committee). The mailing address of the Committee is 30 West Superior Street, Duluth, Minnesota 55802-2093. The Committee consists of 10 members who were appointed by the Board of Directors of ALLETE. The Board of Directors has the power to remove members of the Committee from office. Members of the Committee receive no compensation for their services with respect to the Plan.

The responsibility of the Committee includes the determination of compliance with the Plan's eligibility requirements as well as the administration and payment of benefits in a manner consistent with the terms of the Plan and applicable law. The Committee has the authority to establish, modify and repeal policies and procedures as it may deem necessary to carry out the provisions of the Plan. The Committee also has the authority to designate persons to carry out fiduciary responsibilities (other than trustee responsibilities) under the Plan. The Committee has the power to appoint an investment manager or managers (as defined by ERISA), attorneys, accountants and such other persons as it shall deem necessary or desirable in the administration of the Plan. Administration fees and expenses of agents, outside experts, consultants and investment managers are paid by the Companies or the Plan. The Plan charges participants who take plan loans or use the Plan's self-directed account feature for expenses relating to such loans or accounts.

American Express Retirement Services, a service group of American Express Financial Advisors Inc., and American Express Trust Company (collectively, American Express) is the service provider for the Plan handling participant recordkeeping and certain other administrative responsibilities. American Express allows the Plan to value accounts daily and gives participants greater flexibility with regard to investment of their account balances. American Express Trust Company (Trustee), which is located at 994 AXP Financial Center, Minneapolis, Minnesota, 55474-0507, is the trustee for the Plan. The Trustee carries $25 million of blanket bond insurance and $5 million of professional liability insurance.


4                          ALLETE 2003 RSOP Form 11-K

PARTICIPANT INVESTMENT OPTIONS

The Plan's 401(k) investment fund options at December 31, 2003 are listed below. Detailed descriptions of the investment options and risk profiles are available in the corresponding fund's prospectus.

    - ALLETE Stock Fund
    - AllianceBernstein Growth and Income Fund
    - American Express Trust Bond Index Fund II
    - American Express Trust Emerging Growth Fund II
    - American Express Trust Income Fund II
    - American Express Trust Small Cap Equity Index Fund II
    - The Artisan International Fund
    - AXP New Dimensions Fund
    - Fidelity Magellan Fund
    - Janus Balanced Fund
    - Oppenheimer Developing Markets Fund
    - Royce Low-Priced Stock Fund
    - Templeton Foreign Fund
    - Vanguard Institutional Index Fund
    - Vanguard Mid-Cap Index Fund

Participants may also establish a self-directed brokerage account which allows the participant to make investments in or transfers to a wide range of securities, including publicly traded stock, bonds and mutual funds. Participants that have a self-directed brokerage account pay an annual fee in addition to any trading fees incurred upon investment changes. Participants may change their level of contribution, change their investment election for future contributions and make transfers between investment options at any time by contacting American Express.

EMPLOYEE STOCK OWNERSHIP BENEFITS - ALLETE RSOP STOCK FUND

Eligible employees of the Companies receive Common Stock ownership benefits in the ALLETE RSOP Stock Fund. These benefits are primarily funded by payments made by the Plan on two loans (see First Suspense Account and Second Suspense Account). Shares of Common Stock are allocated to eligible employees as provided by the Plan (see Basic Account, Special Account, Partnership Account, Bargaining Unit Account and Matching Account). The shares of Common Stock allocated to a participant's ALLETE RSOP Stock Fund come from the First and Second Loan Suspense Accounts, as determined by ALLETE. Each participant's account value, however, is determined on a unit basis and consists of both Common Stock and cash. (See Note 4.) The unit value is adjusted each business day to reflect investment results including cash.

With the exception of a participant's Pre-1989 Basic Account, dividends are automatically reinvested in Common Stock held in the ALLETE RSOP Stock Fund. Participants with a Pre-1989 Basic Account may make an election at any time to receive dividends paid on their Pre-1989 Basic Account in cash. Units within a participant's Pre-1989 Basic Account can be withdrawn at any time, while all other units within a participant's ALLETE RSOP Stock Fund can be withdrawn when the participant reaches age 59 1/2 or terminates employment. Participants may transfer all or any part of their ALLETE RSOP Stock Fund excluding their Pre-1989 Basic Account to other 401(k) investments options at any time.

FIRST SUSPENSE ACCOUNT. In 1989 the RSOP was amended to establish a leveraged First Suspense Account. The First Suspense Account originally consisted of 633,849 shares of Common Stock purchased for the benefit of eligible Plan participants with proceeds from a 15-year $16.5 million loan (First Loan) bearing interest at 9.125%. This loan was obtained on December 29, 1989, and is guaranteed by ALLETE. Effective June 28, 2002 this loan was refinanced by LaSalle Bank National Association with a variable interest rate equal to LIBOR plus 1.75% fixed for 30, 60, 90 or 180 days at ALLETE's option. At December 31, 2003 the interest rate was 2.92%. The First Suspense Account provides that as the First Loan is repaid, shares of Common Stock in the First Suspense Account are allocated to each participant's various ALLETE RSOP Stock Fund accounts based on the applicable allocation methods as defined in the Plan and summarized below.

                           ALLETE 2003 RSOP Form 11-K                          5

SECOND SUSPENSE ACCOUNT. The RSOP was again amended in 1990 to establish a leveraged Second Suspense Account and borrow an additional $75 million (Second
Loan) to acquire 2,830,188 newly issued shares of Common Stock from ALLETE for the benefit of active Plan participants with a Basic Account. Under this amendment, active participants with a Basic Account are allocated shares to their Special Account with a value at least equal to: (a) dividends payable on shares held by those participants in the Plan and (b) tax savings generated from the deductibility of dividends paid on all shares of Common Stock held in the RSOP as of August 4, 1989. In accordance with this amendment, the trustee issued a promissory note to ALLETE for $75 million at a 10.25% interest rate with a term not to exceed 25 years.

BASIC ACCOUNT. Participants' Basic Accounts received shares of Common Stock purchased with incremental investment tax credit contributions and payroll-based tax credit contributions. Contributions to the participants' Basic Accounts ceased after 1986.

SPECIAL ACCOUNT. For the years 1985 through 1989, the Companies received a tax deduction for cash dividends paid to participants on ALLETE RSOP Stock Fund shares in their Basic Account. The Companies contributed to the ALLETE RSOP Stock Fund an amount equal to the estimated income tax benefit of the dividend deduction associated with shares in the Basic Account. Shares of Common Stock purchased with these contributions were allocated to the participants' Special Account.

PARTNERSHIP ACCOUNT. Since 1989 partnership allocations have been made to each nonunion participant's Partnership Account based on the ratio of a participant's annual compensation to the annual compensation of all eligible participants. If the value of the shares credited to a participant's Partnership Account is less than 3.5 percent of the participant's eligible annual compensation, the Companies will contribute additional shares to make up the difference.

BARGAINING UNIT ACCOUNT. Quarterly non-elective allocations are made to the ALLETE RSOP Stock Fund equal to 0.75 percent of each union participant's eligible compensation.

MATCHING ACCOUNT. Quarterly matching allocations are made to the ALLETE RSOP Stock Fund equal to 50 percent of each nonunion participant's 401(k) before-tax contributions, disregarding contributions in excess of 4 percent of the participant's periodic pay for the period (8 percent for Enventis Telecom, Inc. employees).


CONTRIBUTIONS

PARTICIPANT CONTRIBUTIONS to the Plan consist of the following:

    - BEFORE-TAX CONTRIBUTIONS. Before-tax contributions consist of salary reduction contributions, results sharing contributions and flexible dollar contributions. Total before-tax contributions in 2003 could not exceed $12,000 for participants less than age 50 or $14,000 for participants at least age 50, as permitted under Section 401(k) of the Internal Revenue Code of 1986.

      - SALARY REDUCTION CONTRIBUTIONS. Salary reduction contributions are equal to an amount the participant has elected to reduce his or her compensation pursuant to a salary reduction agreement.

      - RESULTS SHARING CONTRIBUTIONS. Results sharing contributions are equal to the portion (up to 100 percent) of the Results Sharing Award the participant irrevocably agrees to forgo and that, pursuant to the ALLETE Results Sharing Program, would otherwise be paid to the participant.

      - FLEXIBLE DOLLAR CONTRIBUTIONS. Nonunion participants may make flexible dollar contributions equal to the portion (up to 100 percent) of flexible dollars the participant irrevocably agrees to forgo and that, pursuant to the Minnesota Power and Affiliated Companies Flexible Compensation Plan, would otherwise be used for other benefits or paid to the participant.

6                          ALLETE 2003 RSOP Form 11-K

      - VOLUNTARY CONTRIBUTIONS (AFTER-TAX CONTRIBUTIONS). Each participant is also allowed to make voluntary after-tax contributions to the Plan through payroll deductions. Total voluntary contributions made by a participant shall not exceed 25 percent of the participant's compensation per pay period.

      - ROLLOVERS. Contributions by participants may also be made through rollovers from other qualified plans.

EMPLOYER CONTRIBUTIONS for each year are paid to the Trustee either in cash or in Common Stock. Expenses incurred in discretionary activities relating to the design, formation and modification of the Plan (commonly characterized as "settlor" functions) are paid by the Companies.


VESTING AND FORFEITURE ACCOUNT

As of July 1, 2001 all contributions plus actual earnings thereon are fully vested and nonforfeitable. A forfeiture account, which consists of previously forfeited nonvested accounts, totaled $33,000 at December 31, 2003 ($114,000 at December 31, 2002) and is invested in American Express Trust Income Fund II. Dollars from the forfeiture account will be used to reduce future Plan expenses.


DISTRIBUTIONS AND WITHDRAWALS

A participant may elect at any time to receive in cash future dividends paid on Common Stock shares in their ALLETE RSOP Stock Fund Pre-1989 Basic Account and ALLETE Stock Fund.

Prior to termination a participant may withdraw at any time all or any part of their:
    - Plan accounts,  if the participant has attained age 59 1/2;
    - After-tax account,  regardless  of the  participant's  age; or
    - Pre-1989  Basic  Account, regardless of the participant's age.

When participants terminate employment, become disabled or die, they or their beneficiaries may elect to receive all or any part of their Plan accounts.

TRANSFERS TO RETIREMENT PLANS. Upon retirement, participants may elect to transfer their Plan account balances to the Minnesota Power and Affiliated Companies Retirement Plan A or Plan B, if the participant is receiving a benefit from one of these retirement plans. The amount of transfers to these retirement plans totaled $1,957,000 for 2003.

LOAN PROGRAM. The Plan allows participants to borrow money from their Plan accounts. The maximum amount a participant may borrow is equal to the lesser of
(a) the participant's aggregate before-tax account, after-tax account and rollover account balances, (b) 50 percent of their total Plan balance, or (c) $50,000. The loans may not be less than $1,000. The loans are for terms up to five years for a general purpose loan and ten years for the acquisition of a primary residence. A fixed interest rate of the prime rate plus 1 percent on the first day of the month that the loan is originated is charged until the loan is repaid. As loans are repaid, generally through payroll deductions, principal and interest amounts are redeposited into the participant's Plan accounts. Participants are required to pay a $50 loan application fee to cover the cost of processing the loan.

PLAN TERMINATION

The Companies reserve the right to reduce, suspend or discontinue their contributions to the Plan at any time or to terminate the Plan in its entirety subject to the provisions of ERISA and the Internal Revenue Code of 1986 (Code). If the Plan is terminated, all of the account balances of the participants will be distributed in accordance with the terms of the Plan.


                           ALLETE 2003 RSOP Form 11-K                          7

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The Plan uses the accrual basis of accounting and, accordingly, reflects income in the year earned and expenses when incurred. Common stock and mutual fund investments are reported at their fair value based on quoted market prices. Collective fund investments are reported at net asset value which approximates fair value. Participants' loans are reported at estimated fair value which represents outstanding principal and any related accrued interest.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The Plan invests in various funds that are a combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

The financial information for prior periods has been reclassified to present comparable information for all periods.




NOTE 3 - FEDERAL INCOME TAX STATUS

A favorable determination letter dated March 23, 2004 was obtained from the Internal Revenue Service stating that the RSOP, as amended and restated effective January 1, 2002, qualified as an employee stock ownership plan and a profit sharing plan under Section 401(a) of the Code.

The Plan has subsequently been amended and the Committee continues to believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.



8                           ALLETE 2003 RSOP Form 11-K

NOTE 4 - INVESTMENTS

FAIR/NET ASSET VALUE OF INVESTMENTS
REPRESENTING 5 PERCENT OR MORE OF ASSETS
AS OF DECEMBER 31,                                                                  2003                   2002
-------------------------------------------------------------------------------------------------------------------
Thousands
ALLETE RSOP Stock Fund                                                            $217,334               $172,386
ALLETE Stock Fund                                                                   27,453                 20,889
American Express Trust Income Fund II                                               32,575                 27,526
Other Investments                                                                   79,103                 59,003
-------------------------------------------------------------------------------------------------------------------
                                                                                  $356,465               $279,804
-------------------------------------------------------------------------------------------------------------------
                                                           NUMBER OF                                       FAIR
ALLETE RSOP STOCK FUND                                      SHARES                  COST                   VALUE
-------------------------------------------------------------------------------------------------------------------
Thousands
December 31, 2003        Allocated    -  Common Stock        3,587                 $40,296               $109,772
                                         Cash                                          954                    954
-------------------------------------------------------------------------------------------------------------------
                                                                                    41,250                110,726
-------------------------------------------------------------------------------------------------------------------
                         Unallocated  -  Common Stock        3,432                  45,249                105,001
                                         Cash                                        1,607                  1,607
-------------------------------------------------------------------------------------------------------------------
                                                                                    46,856                106,608
-------------------------------------------------------------------------------------------------------------------
                                                                                   $88,106               $217,334
-------------------------------------------------------------------------------------------------------------------


December 31, 2002        Allocated    -  Common Stock        3,803                 $41,924               $ 86,259
                                         Cash                                          483                    483
-------------------------------------------------------------------------------------------------------------------
                                                                                    42,407                 86,742
-------------------------------------------------------------------------------------------------------------------
                         Unallocated  -  Common Stock        3,702                  48,711                 83,958
                                         Cash                                        1,686                  1,686
-------------------------------------------------------------------------------------------------------------------
                                                                                    50,397                 85,644
-------------------------------------------------------------------------------------------------------------------
                                                                                   $92,804               $172,386
-------------------------------------------------------------------------------------------------------------------

For the ALLETE Stock Fund and the ALLETE RSOP Stock Fund, each participant's account value is determined on a unit basis and consists of both Common Stock and cash. The unit value is adjusted each business day to reflect investment results including cash.

                                             ALLETE STOCK FUND                          ALLETE RSOP STOCK FUND
                                        -------------------------                    ----------------------------
AS OF DECEMBER 31,                        2003             2002                        2003                 2002
-------------------------------------------------------------------------------------------------------------------
Thousands
Number of Units                           2,408             2,457                       9,140               9,553

Common Stock                            $26,977           $20,443                    $109,772             $86,259
Cash                                        476               446                         954                 483
-------------------------------------------------------------------------------------------------------------------

Net Value                               $27,453           $20,889                    $110,726             $86,742
-------------------------------------------------------------------------------------------------------------------


                           ALLETE 2003 RSOP Form 11-K                          9

NOTE 5 - REPAYMENT OF LOANS

The Trustee repays principal and interest on the First Loan and Second Loan with dividends paid on the shares of Common Stock in each suspense account and with certain employer contributions to the Plan. The shares of Common Stock acquired by the Trustee are held in the First Suspense Account and Second Suspense Account, and allocated to the accounts of Plan participants as the First Loan and Second Loan are repaid.

The First Loan was obtained from a third party lender and is guaranteed by ALLETE with 61,704 unallocated shares of Common Stock in the Plan pledged as collateral at December 31, 2003. The lender has no rights against shares that are allocated under the Plan. In December 2003 the Plan made a principal payment of $2,259,000 on the First Loan. The First Loan has one remaining principal payment of $1,364,000 due in December 2004.

The Second Loan was obtained from ALLETE. There were 3,369,688 unallocated shares of Common Stock in the Plan pledged as collateral at December 31, 2003. Prepayments can be made without penalty. The lender has no rights against shares that are allocated under the Plan.

                          PRINCIPAL PAYMENTS
                        $75 MILLION 10.25% LOAN
                -----------------------------------
                              Thousands
                2011                        $ 9,818
                2012                         15,000
                2013                         15,000
                2014                         15,000
                2015                         15,000
                -----------------------------------

                                            $69,818
                -----------------------------------


NOTE 6 - SUBSEQUENT EVENT

In October 2003 ALLETE's Board of Directors approved a plan to spin off to ALLETE shareholders its Automotive Services business which will become a publicly traded company doing business as ADESA, Inc. (ADESA).The spin-off is expected to take the form of a tax-free stock dividend to ALLETE's shareholders, who would receive a pro rata number of shares of ADESA common stock for each share of ALLETE Common Stock they own. The spin-off is subject to the approval of the final plan by ALLETE's Board of Directors, favorable market conditions, receipt of tax opinions, satisfaction of SEC requirements and other customary conditions, and is expected to occur in the third quarter of 2004.

Participants in the ALLETE RSOP Stock Fund and the ALLETE Stock Fund are expected to receive a pro rata share of ADESA common stock based on the unitization formula used to determine a participant's equivalent number of ALLETE shares on the date of the spin-off. The Company is in the process of developing plans for participants to make decisions about these shares of ADESA.

Subsequent to the spin-off of ADESA, the RSOP will have a significant amount of cash generated from the sale of ADESA stock received in the spin-off on a pro rata basis for the unallocated shares. The RSOP intends to use this cash to purchase ALLETE Common Stock, and federal income tax laws generally provide up to 90 days to complete this purchase. To facilitate the RSOP's purchase of ALLETE Common Stock, the Company has requested IRS approval to extend the purchase period to approximately 600 days. The IRS ruling on this request is expected later in 2004.


10                         ALLETE 2003 RSOP Form 11-K

                                                                                                                SCHEDULE I

                                            MINNESOTA POWER AND AFFILIATED COMPANIES
                                           RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                                           SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                    AS OF DECEMBER 31, 2003
                                                            Thousands
(a)                       (b)                                            (c)                   (d)            (e)

                                                                                                             FAIR/
                                                                    DESCRIPTION OF                         NET ASSET
                  IDENTITY OF ISSUER                                  INVESTMENT               COST <F1>     VALUE
----------------------------------------------------------------------------------------------------------------------------
    ALLETE RSOP STOCK FUND
  *  ALLETE, Inc.                                            Common Stock - 7,019 Shares     $85,545       $214,773
  *  American Express Money Market II                        Money Market                      2,561          2,561
----------------------------------------------------------------------------------------------------------------------------
          Total ALLETE RSOP Stock Fund                                                       $88,106        217,334
----------------------------------------------------------------------------------------------------------------------------
    ALLETE STOCK FUND
  *  ALLETE, Inc.                                            Common Stock - 882 Shares                       26,977
  *  American Express Money Market II                        Money Market                                       476
----------------------------------------------------------------------------------------------------------------------------
          Total ALLETE Stock Fund                                                                            27,453
----------------------------------------------------------------------------------------------------------------------------

    COLLECTIVE FUND SECURITIES
  *  American Express Trust Bond Index Fund II               Collective Fund - 176 Shares                     2,410
  *  American Express Trust Income Fund II                   Collective Fund - 1,367 Shares                  32,575
  *  American Express Trust Small Cap Equity Index Fund II   Collective Fund - 65 Shares                      1,087
  *  American Express Trust Emerging Growth Fund II          Collective Fund - 318 Shares                     5,659
----------------------------------------------------------------------------------------------------------------------------

          Total Collective Fund Securities                                                                   41,731
----------------------------------------------------------------------------------------------------------------------------

    MUTUAL FUND SECURITIES
     AllianceBernstein Growth and Income Fund                Mutual Fund - 476 Shares                         1,615
     Artisan International Fund                              Mutual Fund - 180 Shares                         3,409
  *  AXP New Dimensions Fund                                 Mutual Fund - 29 Shares                            699
     Fidelity Magellan Fund                                  Mutual Fund - 147 Shares                        14,360
     Janus Balanced Fund                                     Mutual Fund - 597 Shares                        11,906
     Oppenheimer Developing Markets Fund                     Mutual Fund - 221 Shares                         4,552
     Royce Low-Priced Stock Fund                             Mutual Fund - 714 Shares                         9,986
     Templeton Foreign Fund                                  Mutual Fund - 56 Shares                            596
     Vanguard Institutional Index Fund                       Mutual Fund - 141 Shares                        14,359
     Vanguard Mid-Cap Index Fund                             Mutual Fund - 403 Shares                         5,288
----------------------------------------------------------------------------------------------------------------------------

          Total Mutual Fund Securities                                                                       66,770
----------------------------------------------------------------------------------------------------------------------------

    SELF-DIRECTED BROKERAGE ACCOUNTS                                                                            869
----------------------------------------------------------------------------------------------------------------------------

  * PARTICIPANT LOANS                                        Loans Receivable from
                                                             Participants - 5% to 10.5%                       2,308
----------------------------------------------------------------------------------------------------------------------------

    TOTAL INVESTMENTS                                                                                      $356,465
----------------------------------------------------------------------------------------------------------------------------
*  Party in Interest

<F1> Not required for participant directed transactions.

                           ALLETE 2003 RSOP Form 11-K                         11

                                                                                                                      SCHEDULE II
                                            MINNESOTA POWER AND AFFILIATED COMPANIES
                                           RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                                               SCHEDULE OF REPORTABLE TRANSACTIONS
                                           IN EXCESS OF 5% OF FAIR VALUE OF PLAN ASSETS
                                             FOR THE YEAR ENDED DECEMBER 31, 2003 <F1>
                                                            Thousands


         (a)                 (b)            (c)        (d)       (e)        (f)        (g)        (h)        (i)

                                                                                                CURRENT      NET
     IDENTITY OF         DESCRIPTION     PURCHASE    SELLING    LEASE     EXPENSE    COST OF     VALUE     GAIN OR
   PARTY INVOLVED         OF ASSET         PRICE      PRICE    RENTAL    INCURRED     ASSET    OF ASSET    (LOSS)
----------------------------------------------------------------------------------------------------------------------------
ALLETE, Inc.               Common
                            Stock         $5,640        -         -          -          -        $5,640       -

ALLETE, Inc.               Common
                            Stock            -       $15,608      -          -       $7,110     $15,608    $8,498

----------------------------------------------------------------------------------------------------------------------------

<F1> Excludes participant directed transactions which are not required on this schedule.

12                           ALLETE 2003 RSOP Form 11-K

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     Minnesota Power and Affiliated Companies
                                   Retirement Savings and Stock Ownership Plan
                                   ---------------------------------------------
                                                  (Name of Plan)


June 4, 2004                By                  Donald J. Shippar
                                ------------------------------------------------
                                                Donald J. Shippar
                                   Chairman, Employee Benefit Plans Committee




                           ALLETE 2003 RSOP Form 11-K                         13

                                INDEX TO EXHIBITS

EXHIBIT
-------

   a     -    Consent of Independent Registered Public Accounting Firm






                           ALLETE 2003 RSOP Form 11-K

                                                                       EXHIBIT a


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-110740) of ALLETE, Inc. of our report dated May 28, 2004 relating to the financial statements and supplemental schedules of the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 2, 2004